UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Fiverr International Ltd.
(Name of Issuer)

Ordinary Shares, No Par Value
(Title of Class of Securities)

M4R82T106
(CUSIP Number)

December 31, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒  Rule 13d-1(b)
☐  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M4R82T106	13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
Square Peg Capital Pty Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,912,821

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,912,821

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,912,821

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.09%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
FI

CUSIP No. M4R82T106	13G	Page 3 of 6 Pages

Item 1.

(a)	Name of Issuer

Fiverr International Ltd.

(b)	Address of Issuer’s Principal Executive Offices

8 Eliezer Kaplan Street Tel Aviv 6473409, Israel

Item 2.

(a)	Name of Person Filing Square Peg Capital Pty Ltd.

(b)	Address of the Principal Office or, if none, residence Level 4, 44A Foveaux Street Surry Hills, NSW, Australia 2010

(c)	Citizenship Australia

(d)	Title of Class of Securities Ordinary Shares, No par value

(e)	CUSIP Number M4R82T106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. M4R82T106	13G	Page 4 of 6 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 2,912,821 ordinary shares

(b)	Percent of class: 8.09%

(c)	Number of shares as to which the person has: 0

	(i)	Sole power to vote or to direct the vote 0

	(ii)	Shared power to vote or to direct the vote 2,912,821 ordinary shares

	(iii)	Sole power to dispose or to direct the disposition of 0.

	(iv)	Shared power to dispose or to direct the disposition of 2,912,821 ordinary shares.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ◻.

Instruction. Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Represents (a) 1,900,360 ordinary shares held by Square Peg Israel No. 1 Pty Ltd. as trustee for Square Peg Fiverr No. 1 Trust, (b) 246,912 ordinary shares held by Square Peg Israel No. 1 Pty Ltd. as trustee for Square Peg Fiverr No. 2 Trust, (c) 143,061 ordinary shares held by Square Peg Israel No. 1 Pty Ltd. as trustee for Square Peg Fiverr No. 3 Trust, (d) 289,786 ordinary shares held by Square Peg Global Fund 2015 Pty Ltd. as a trustee for Square Peg Global 2015 Trust and (e) 332,702 ordinary shares held by Square Peg UGP Pty Ltd. (collectively, the "Square Peg Group"). Paul Bassat, Antony Holt and Justin Liberman's private investment vehicles are Limited Partners in various Square Peg Group trusts and receive economic benefits from these holdings. Each is a member of the investment committee and has a vote on investment decisions, including disposal of the ordinary shares. The Reporting Person is the Manager of each entity holding the Issuer’s shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Item 8.	Identification and Classification of Members of the Group.

Item 9.	Notice of Dissolution of Group.

CUSIP No. M4R82T106	13G	Page 5 of 6 Pages

Item 10.	Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. M4R82T106	13G	Page 6 of 6 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

02/13/2020
Date

/s/ Amanda Hjorring
Signature

Amanda Hjorring/Chief Operating Officer